[Letterhead of Harter Secrest & Emery LLP]
August 1, 2006

Via:	EDGAR CORRESPONDENCE AND FACSIMILE (202) 772-9202
Ms. Linda Cyrkel, Branch Chief
Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Premier Exhibitions, Inc. (the “Registrant”) Amendment No. 2 to Form SB-2 on Form S-1, filed on August 1, 2006 (“Amendment No. 2”) Commission file No.: 333-130873
Dear Ms. Cyrkel:
     On behalf of the Registrant, please find below responses to the Staff’s comments received on April 13, 2006, relating to the above-captioned Registration Statement. Captions and numbered paragraphs in this response letter correspond to those set forth in the April 13, 2006 letter. For your convenience, we have also included in this response letter the full text of each of the comments contained in the Staff’s April 13, 2006 letter. The Registrant’s response to each Staff comment is contained in underlined text.
Staff Comments and Responses of the Registrant
Selected Financial Data
1.	We note your disclosure that both basic and diluted income (loss) per share was (.04) for the year ended February 28, 2004, however that amount is not consistent with the amount presented on the statements of operations for 2004. Please revise this disclosure to make the amount consistent with the statement of operations.

The Registrant has updated its basic and diluted income (loss) per share data as presented in the section entitled “Selected Financial Data” on page 16 of Amendment No. 2 in order to make it consistent with the amount presented in the Registrant’s consolidated statements of operations for 2004.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

Selected Quarterly Financial Information
2.	Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

The Registrant has revised the above captioned Registration Statement to discuss the nature of all unusual or infrequent items that impacted its results of operations for the periods presented. Specifically, in the section of Amendment No. 2 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Registrant’s discusses the sale of the S.V. Explorer, a 178 foot ship that was sold by the Registrant at a loss during the year ended February 28, 2005. Such updated disclosure is contained on page 22 of Amendment No. 2 under the subheading “Year Ended February 28, 2006 as Compared to Year Ended February 28, 2005.”
Management’s Discussion and Analysis
3.	We note from your response to our previous comment 2 that you believed all disclosures identified in our comment have been added to your filing. However, it does not appear that your MD&A includes tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K. We also refer you to FR-67 (Release No. 33-8182) for additional guidance on the disclosures required for contractual obligations. As the table is aimed at increasing transparency of cash flow, we believe registrants should include scheduled interest payment in the table on their long-term debt obligations. To the extent interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You can also determine the appropriate methodology to estimate the future interest payments, such as the currently applicable interest rates. A footnote to the table should provide appropriate disclosure to clarify the action taken. Please revise accordingly.

As required by Item 303(a)(5) of Regulation S-K and FR-67 (Release No. 33-8182), Amendment No. 2 to the above-captioned Registration Statement includes disclosure of the Registrant’s contractual obligations in a tabular format. Such updated disclosure is contained on page 26 of Amendment No. 2 under the subheading “Contractual Obligations” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

Consolidated Balance Sheets
4.	We note from your response to our prior comment 7 that prepaid consulting and services accounts of $1,079,000 of the $1,405,000 prepaid expenses balance. Please revise your filing to state separately, in the balance sheet or in a note to the financial statement, the amount of prepaid consulting and services as it is greater than 5% of the total current assets. See Rule 5-02.8 of Regulation S-X.

Amendment No. 2 includes a statement in the notes to the consolidated financial statements with respect to the amount of prepaid services incurred by the Registrant. Such disclosure is found on page F-13 of Amendment No. 2, under Note 3, and discloses in a tabular format the composition of prepaid expenses and other current assets.
Statements of Operations
5.	We note from your response to our previous comment 8 that you reported the disposal of the SV Explorer as a discontinued operation in accordance with paragraph 43 of SFAS 144, however your presentation on the face of the statement of operations is not consistent with the accounting treatment of a discontinued operations as set forth in paragraph 43 of SFAS 144. Please explain to us why you believe that the SV Explorer was considered a “component of an entity” as that term is used in paragraph 41 of SFAS 144, versus a fixed asset and how it meets the requirements for discontinued operations treatment as set forth in paragraph 42. Also, as paragraph 43 sets forth, if the disposal can be considered a component of an entity that qualifies as discontinued operations, the results of the discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income after the provision for income taxes and before net income. The amounts should be clearly labeled as a separate section on the statement of operations as loss from discontinued operations. However, if the SV Explorer does not meet the criteria to be considered a component of an entity, the loss on the sale of the asset should be included in operating income (loss) as required by paragraph 45 of SFAS No. 144.

The Registrant has determined that the SV Explorer does not meet the criteria to be considered a component of an entity and has included the loss on the sale of such asset in its Consolidated Statements of Operations “Income (loss) from operations”, as required by paragraph 45 of SFAS No. 144. In accordance with such determination, the Registrant has reflected the loss on sale of fixed assets in operating expenses during the years ended February 28, 2005 and 2006. Such disclosure is contained in the Registrant’s Consolidated Statements of Operations on page F-3 of Amendment No. 2.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies
6.	We note from your response to our prior comment 5 that you revised Note 1 to state that you adopted SFAS 123(R) in the fiscal year ended February 28, 2005. However, your disclosure in Note 8 does not discuss the adoption of SFAS 123(R) and instead discusses and discloses that the Company continues to apply the accounting under APB No. 25 and provides the pro-forma disclosures required under the provisions of SFAS No. 123. Please tell us which accounting literature you are following for the year ended February 28, 2005. If you have adopted SFAS 123(R) during the fiscal year ended February 28, 2005 please tell us which transition method was used and revise your notes to the financial statements to include the disclosures required by paragraphs 64-65 and 84-85 of SFAS No. 123(R).

The Registrant has revised Note 1 to its consolidated financial statements to discuss its adoption of SFAS 123(R) as well as the transition method used by the Registrant. In addition, the Registrant has included the disclosures required by paragraphs 64-65 and 84-85 of SFAS 123(R). Such disclosure is contained on page F-10 of the Registrant’s notes to its consolidated financial statements under the heading “Recent Accounting Pronouncements” as well as on page 30 of Amendment No. 2 under the subheading “Recent Accounting Pronouncements” in the section entitled “Management’s Discussion and Analysis and Results of Operations.”

7.	We note from your response to our prior comment 9 that in April 2004 you acquired exclusive rights to present a tour of polymer preserved human specimens and the initial payment of $250,000 and additional costs of $435,000 are recorded as a prepaid licensing cost. We also note that your revised Note 4 to the Notes to the Financial Statements presents Exhibition Licenses of $685,000 as of February 28, 2005 and $452,500 as of February 29, 2004. Please explain to us the nature of the Exhibitions Licenses recorded as of February 29, 2004 since your response appears to indicate that the entire $685,000 was incurred in fiscal 2005. Also, please explain to us where the Exhibition Licenses are recorded on the balance sheet as they do not appear to be a separate line item on the balance sheet and from your response to our prior comment 7, they do not appear to be part of the prepaid expenses amount. If this asset is included within “other assets” on your consolidated balance sheet, the description of the asset should be revised to state “Exhibition Licenses and Other Assets” with a cross-reference to Note 4.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

In April 2004, the Registrant acquired the exclusive rights to present a tour of polymer preserved human specimens from Exhibit Human, The Wonders Within, Inc. The exhibition agreement called for the initial advance of $250,000 for the use of the specimens and certain related exhibitry. In addition, the Registrant incurred, and according to the exhibition agreement was responsible for, certain project costs associated with the development of the exhibition and amounting to $435,000, which the Registrant recorded as other assets.

The Registrant incurred the advance of $250,000, as well as project advances of $202,500, which included certain castings, equipment and materials used in the plastination process that was advanced to Exhibit Human, The Wonders Within, Inc. toward the license of the specimens during the fiscal year ended February 29, 2004.

An additional $232,500 was incurred in the fiscal year ended February 28, 2005, which primarily consisted of additional materials used in the plastination process, which the Registrant recorded in other assets. As requested, the Registrant has since reclassified the balance of $685,000 to appear as separate line item on the balance sheet as exhibition licenses.

8.	We note from your response to our prior comment 10 that you included a description of the 2004 transaction whereby you became the holding company of RMS Titanic, Inc. in 2004 in both MD&A and Note 1 to the financial statements. However, it does not appear that Note 1 to the financial statements has been revised to include this information. As previously requested, please revise your filing to include a discussion of this transaction in Note 1 to the financial statements.

The Registrant has revised Note 1 to its financial statements to include a description of the 2004 transaction whereby the Registrant became the holding company of RMS Titanic, Inc. Such disclosure is contained in Note 1 to the consolidated financial statements on page F-6 of Amendment No. 2.

9.	We note from your response to our prior comment 11 that you have revised Note 1 to add a disclosure on accounts receivable. Please revise this disclosure to include your policies for determining past due or delinquency status, and your policy for writing off uncollectible accounts. See paragraph 13a-c of SOP 01-6.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

The Registrant has revised Note 1 to its consolidated financial statements to include its policies and methods for determining past due or delinquency status for its accounts receivable, as well as its policy for writing off uncollectable accounts. Such disclosure is contained in Note 1 to the consolidated financial statement on page F-8 of Amendment No. 2.

10.	We note from your response to our prior comment 6 that you have added disclosure in Note 2 addressing the salvor-in-possession rights asset of $879,000. However, we do not believe that your revised disclosure addresses our previous comment. Please explain to us how the $879,000 asset relates to the impairment charge of an amount equal to the costs of recovery for all expeditions after 1987, as it is unclear how the identification of an impairment charge would lead to the recording of an asset on the balance sheet. Also, explain to us how you have calculated or determined the value of $879,000 especially considering your disclosure in Note 2 that the salvor’s lien could not be quantified other than for a de minimus amount. Additionally, as previously requested, please tell us the circumstances that occurred in fiscal 2005 that resulted in a determination that it was appropriate to record the asset at that point in time. In your response, also tell us the offsetting account entry made when you recognized this asset in fiscal 2005.

The Registrant has revised Note 2 to its consolidated financial statements to clarify the $879,000 value of its salvor-in-possession rights. Such disclosure is contained in Note 2 to the consolidated financial statement on page F-12 of Amendment No. 2.

11.	We note from your response to our prior comment 14 that you state you provided a separate note to the financial statements discussing the accounting policies for Exhibition Licenses, however that disclosure does not appear to be in the notes to the interim financial statements as of November 30, 2005. As previously requested, in light of the materiality of this asset, please provide a separate note that contains tabular data detailing the gross amounts of each transaction (component) that generated this asset with an offsetting amount of accumulated amortization expense so that the net amount of the asset reconciles to the consolidated balance sheet. You should supplement the table with a narrative discussion in the note of each of the significant transactions. As the Exhibition International (“EI”) acquisition discussed in Note 3 generated a portion of this asset, you can solely cross-reference to that Note as the narrative disclosure for that transaction. In addition, please completely and clearly provide disclosure of (i) the accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition; (ii) the methodology for amortizing this asset; and (iii) how such estimated useful lives were determined

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

for each component of this asset. Additionally, please explain to us why the amounts related to the acquisition of Exhibitions International, LLC, as disclosed in the statement of cash flows and provided in your response to comment 9 do not agree with the amounts disclosed in Note 3 to the interim financial statements as of November 30, 2005. Please resolve all inconsistencies.

The Registrant has provided the requested separate disclosure in its consolidated financial statements under Note 3, Balance Sheet Details, on page F-14 of Amendment No. 2. Such disclosure contains tabular data detailing the gross amounts of each transaction that generated the exhibition licenses asset, together with an offsetting amount of accumulated amortization expense, such that the net amount reconciles to the Registrant’s Consolidated Balance Sheets. In addition, the Registrant has supplemented such tabular data with a narrative discussion with respect to each significant transaction.

The accounting policy for capitalizing the Registrant’s exhibition license costs is located in Note 1 to the Registrant’s consolidated financial statements, in the subsection pertaining to the amortization of intangible assets.

The methodology for amortizing this asset as well as a description of how the estimated useful lives were determined for each component of this asset have been included by the Registrant in Note 3 to the Registrant’s consolidated financial statements.

The amounts relating to the acquisition of Exhibitions International, LLC have been footnoted in the Registrant’s cash flow statement as of February 28, 2006 to resolve all inconsistencies with the amounts disclosed in Note 11 and Note 3.

12.	We note your prepaid expenses and other current assets balance has increased significantly from August 31, 2005. Please provide us with a detail of prepaid expenses and other current assets included on the balance sheet as of November 30, 2005. Please revise your filing to state separately, in the balance sheet or in a note to the financial statements, any amounts greater than 5% of the total current assets. See Rule 5-02.8 of Regulation S-X.

The Registrant has provided the detail of prepaid expenses and other current assets included in its balance sheet as of February 28, 2006 in Note 3 to its consolidated financial statements under the heading “Balance Sheet Details.” The Registrant has separately stated all amounts in its Balance Sheets that are greater than 5% of the Registrant’s total current assets. Such disclosure is contained in Note 3 to the Registrant’s consolidated financial statement on page F-13 of Amendment No. 2.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

13.	The amount of Cash and Cash Equivalents is a material asset representing approximately 25% of total assets. In the notes, please include disclosure of the significant component(s) that comprise this asset as well as any concentration of credit risk associated with this financial instrument as provided in paragraph 531(d) of SFAS 133.

The Registrant has provided the detail of cash, cash equivalents, and available-for-sale marketable securities included in its Consolidated Balance Sheets as of February 28, 2006. Such disclosure is contained in Note 3 to the consolidated financial statement on page F-13 of Amendment No. 2 under the heading “Balance Sheet Details.”

Concentration of credit risk associated with this financial instrument is disclosed in Note 1 to the consolidated financial statements under the heading Business Summary of Significant Accounting Policies and Recent Accounting Pronouncements starting on page F- 9 of Amendment No. 2.
Sale of Carpathia Interest
14.	We note your disclosure that on November 30, 2005 you sold a 3% ownership interest in the RMS Carapathia and you recorded a gain of $459,000 on the statement of operations. Please explain to us how you calculated the gain recognized. Also, please explain your accounting basis for recording a gain on the sale considering that your disclosure in the Form 8-K filed April 10, 2006 the agreement was terminated. Please add disclosure of this termination to the subsequent events note to the interim financial statements. In connection with the termination of this agreement, it appears that your November 30, 2005 consolidated financial statements filed in the Form 10-Q should be amended to reverse or eliminate the gain recognition recognized on this transaction. Additionally, please revise the statement of operations to present all gains and losses on the sale of fixed assets as operating income. See paragraph 45 of SFAS No. 144.

Simultaneously with the filing of Amendment No. 2, the Registrant has filed with the Commission an amendment on Form 10-Q/A (the “Amendment”) that amends the Registrant’s quarterly report on Form 10-Q for the period ended November 30, 2005, which was initially filed with the Commission on January 16, 2006. The Amendment reflects the subsequent third-party default on the sale of an interest in the RMS Carpathia, as described in the Registrant’s Form 8-K filed with the Commission on April 10, 2006. This default caused a restatement of the

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

Registrant’s unaudited consolidated balance sheet and statement of income and statement of cash flows for the quarter and nine months ended November 30, 2005. The accompanying restated unaudited consolidated financial statements, including the notes thereto, have been revised to reflect the above-described restatement adjustments. Please refer to Note 4 — Default on the sale of the Carpathia interest to the unaudited consolidated financial statements in Amendment No. 2 for further information on the restatement and its impact on the Registrant’s quarter and nine months ended November 30, 2005 below:

On November 30, 2005, the Registrant sold a 3% ownership interest in the RMS Carpathia to Legal Access Technologies, Inc. for $500,000. In addition, the Registrant sold it a twenty-five year license to conduct joint expeditions with the Registrant to the Carpathia for the purpose of exploring and salvaging the Carpathia for $200,000. Under the terms of this agreement, Legal Access Technologies, Inc. was obligated to make payments under a payment schedule of $100,000 on December 12, 2005 and the balance of $400,000 on February 15, 2006. In the event of default, the Registrant had the option to terminate this agreement. The Registrant reflected this transaction as a gain on the sale of the Carpathia interest of $459,000 during the quarter ended November 30, 2005. Pursuant to the terms of the agreement, Legal Access Technologies, Inc. was obligated to make the following scheduled payments to the Registrant: (i) $100,000 on December 12, 2005; and (ii) $400,000 on February 15, 2006. The $100,000 payment was collateralized with 1,400,000 shares of Legal Access Technologies, Inc.’s common stock, which satisfied its obligation to make the first payment. Legal Access Technologies, Inc. failed to make the second scheduled payment and, on April 3, 2006, the Registrant terminated its agreement with the Legal Access Technologies, Inc. In accordance with the agreement, the Registrant retained the collateral in the form of Legal Access Technologies, Inc.’s common stock. As a result of this default and the Registrant’s subsequent termination of the agreement, the Registrant reversed a gain of $459,000 net of the gain from the retention of the marketable securities of $168,000 that was previously recognized during the Registrant’s quarter ended November 30, 2005.

In Amendment No. 2, the Registrant also revised the statement of operations to present all gains and losses on the sale of fixed assets as operating income pursuant to paragraph 45 of SFAS No. 144.

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

General
15.	As the registrant does not meet the condition in Rule 3-10(g)(2)(ii) of Regulation S-K, the Company should provide updated audited consolidated financial statements for the fiscal year ending February 28, 2006 if the registrant is not declared effective by April 14, 2006 in an amended registration statement.

The above-captioned Registration Statement includes the Registrant’s audited consolidated financial statements for the year ending February 28, 2006 as well as interim consolidated financial statements for the Registrant’s quarter ending May 31, 2006.

16.	A manually signed, currently dated consent of the independent public accountant should be furnished in the amended registration statement.

Attached to Amendment No. 2 as Exhibit 23.1 is the consent of Kempisty & Company, Certified Public Accountants, P.C., the Registrant’s Independent Registered Public Accounting Firm.

17.	We note from your response to our prior comment 41 in Exhibit B that you believe that since the gain on disposal of the Danepath Ltd. subsidiary was reflected in the February 28, 2002 financial statements, you do not believe it is relevant to the readers of the current filing. However, because there was a question as to the timing of the gain recognition and why it was not recorded in fiscal 2003, we are reissuing this comment in part. In this regard, please tell us why a gain on disposal of the Danepath subsidiary was reflected in your February 28, 2002 financial statements if the sale transaction did not occur until April 2, 2002. Also, please explain the rationale for the gain recognition considering that only a minimal cash payment of $100,000 was received in connection with the transaction with the remainder financed by a note from the buyer. Refer to the guidance outlined in SAB Topic 5:E. We may have further comment upon receipt of your response.

The Registrant has advised us that it is not certain as to the timing of the recorded gain on the disposal of the Danepath subsidiary that was reflected in its February 28, 2002 financial statements because its former chief financial officer at the time passed away on July 9, 2005 and the Registrant’s current chief financial officer has not been able to locate the work papers that would enable the Registrant to evaluate the timing of the transaction in more detail. The Registrant suspects that the transaction was recorded because there were circumstances that substantiated the treatment of the transaction as a divestiture to permit its recognition. The

Ms. Linda Cyrkel, Branch Chief
August 1, 2006

Registrant believes that considerations that would have been evaluated for purposes of recording this divestiture would have included that the collection of the sales price was reasonably assured and profit recognition was appropriate at the time. The Registrant believes the buyer’s obligations to the Registrant were not dependent on the earnings of the Danepath subsidiary, however since the form of consideration for the transaction was in the form of a note, the Registrant believes there may have been uncertainty as the amount of proceeds that would ultimately be realized.
Please address any additional questions or comments to the undersigned, together with a copy of such correspondence to the Registrant, Attn.: Arnie Geller, Chief Executive Officer.
Respectfully submitted,
/s/ Daniel R. Kinel
Daniel R. Kinel
Partner
DIRECT DIAL: 585-231-1186
E-MAIL: DKINEL@HSELAW.COM

cc:	Ms. Claire Erlanger, Division of Corporation Finance Mr. Joe Foti, Division of Corporation Finance